Mail Stop 4561
								April 14, 2006

By U.S. Mail and Facsimile to (212) 444-7530

Mr. Vishal Garg
Chief Financial Officer
MRU Holdings, Inc.
600 Lexington Avenue, 3rd Floor
New York, New York  10036

Re:	MRU Holdings, Inc.
	Form 10-KSB for the Fiscal Year Ended June 30, 2005
      Filed September 28, 2005
	File No. 000-33487

Dear Mr. Garg:

      We have reviewed your response filed with us on March 15,
2006
and have the following comments. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
Statement of Operations, page F-4
1. We note your response to comment 4 of our letter dated February 16, 2006. As noted in your response, you are not a bank holding company, and as such the requirements of Article 9 of Regulation S-X are not applicable. The format of your Statement of Operations is therefore prescribed by Rule 5-03 of Regulation S-X. The purpose of
Rule 5-03 is to indicate the various line items which, if applicable, should appear on the face of the income statements. Given the nature of your operations as a specialty financing company, we continue to believe that the classification of certain expenses as "costs of sales" is not appropriate. As disclosed throughout your filing, your primary source of revenue is currently referral income, whereby you receive a referral fee from other lenders for referring interested borrowers. Since you are not actually selling a product (or generating sales), it is not appropriate to classify any expenses as
"costs of sales." Please revise to label this line item "cost of revenues" on the face of your Statement of Operations and provide footnote disclosure of the costs which have been included in this line item for all periods presented.
2. Please tell us how management tracks and determines the costs allocated to overhead expenses and those costs specifically related to your revenue streams (i.e., costs of revenues). In your response, please specifically tell us the following:
* The dollar amount of expenses which are attributable to your referral income-consolidation, referral income-private student loans, loan portfolio interest income, and consulting income; and

* The methodology utilized to allocate employee compensation and benefits expense among your revenues streams and overhead.
3. We note that you have presented two Net (Loss) line items. Please remove the first Net (Loss) line item from the face of your Statement of Operations or revise the label accordingly.

Statement of Changes in Stockholders` Equity (Deficit), page F-5
4. We note your response to comment 6. As part of your response you provided us with a draft of your revised Statements of Changes in Stockholders` Equity (Deficit) that presents restated equity balances as of January 1, 2003. Please revise to provide footnote disclosure that clearly explains the nature of the restatement and how such restated amounts were calculated. For example, if true, disclose that the restated equity balances reflect the effect of the exchange ratio established in the merger agreement.
5. Please revise to disclose what the line item "Effects of Reverse
Merger" represents and how such amounts were calculated.


Note 1: Organization and Basis of Presentation, page F-7
6. We note your response to comments 7 - 8. You have disclosed throughout the filing that the transaction was accounted for as a reverse merger whereby Iempower has been treated as the accounting acquirer. However, in your response to comment 8 you stated that Iempower was the accounting acquiree (or target.) If Pacific Technology was in fact the accounting acquirer, then the acquisition of Iempower would not be accounted for as a reverse merger.
Please
review your prior response and clarify to us which parties you have deemed to be the accounting acquirer and the accounting target and clearly explain the associated accounting treatment.
7. In your response to comment 8 you stated that Pacific Technology was a "shell" enterprise which acquired Iempower, a private operating company. Please note that we consider the merger of a private operating company into a non-operating public shell corporation with nominal net assets to be a capital transaction (recapitalization) in substance, rather than a business combination. While the accounting for a recapitalization is similar to that of a reverse merger, disclosure of the transaction as a business combination would be inappropriate. We are also unclear as to how you determined that Pacific Technology met the definition of a shell company as of the acquisition date. It is our understanding based on your disclosure that the "operations" of Pacific Technology were sold to four principal stockholders concurrently with the exchange of shares for
Iempower. This seems to indicate that at the date of the merger Pacific Technology was in fact an operating company whose operations were discontinued as a result of the merger with Iempower. Please clarify to us why you believe that Pacific Technology was a shell company at the date of the merger. If you continue to believe as such, please revise your disclosure throughout the filing to describe the transaction as a recapitalization, rather than a business combination.

Note 2: Summary of Significant Accounting Policies, page F-7
Student Loans Receivable

8. We note your response to comment 9. Please revise to disclose the methodology used to determine the lower of cost or fair market value of your student loan receivables held for sale. Please note that the absence of a trading market for these receivables should not preclude a measurement of fair value. Under FASB Concept 7, if there are no observable transactions for similar assets or liabilities, an entity may be required to use estimates of future cash flows in the measurement of fair value. Refer to Concept 7 for further guidance in applying a discounted cash flow model to estimate the fair value of your student loan receivables.

Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-8
9. We note your response to comment 11. We note that you intend to expand your disclosure to discuss the nature of the different revenue streams. Please ensure that your revised disclosure explains your revenue recognition policy for each of the revenue streams.

Note 2: Summary of Significant Accounting Policies
Fair Value of Financial Statements, page F-9
10. We note your response to comment 13. As stated in comment 8 above, the absence of a trading market for your student loan receivables should not preclude a measurement of fair value.
While
there may not be an active and liquid market for the student loans receivable there are valuation alternatives which you could apply to determine the fair value of such financial instruments. Please revise your disclosure to include the fair market valuations of these financial instruments. Please refer to paragraphs 22 and 27 of SFAS
107.

Stock Based Compensation, page F-9
11. We note your response to comment 14. Please revise your filing to include the significant assumptions used to estimate the fair values of the options and the methodology used to determine the fair value. Refer to paragraph 47(d) of SFAS 123.

Note 4: Provision for Income Taxes, page F-11
12. We note your response to comment 15. As previously requested, please revise your filing to include all disclosures required by
SFAS
109.  Refer to the disclosure requirements described in paragraphs
43
to 49 of SFAS 109.

Note 5: Stockholders` Equity
Preferred Stock, page F-12
13. We note your response to comment 16.   You note in your
response
that Series A Preferred shares do not meet the requirements of paragraph 12(b) of SFAS 133, because the Series A Preferred Stock "is not remeasured at fair value under otherwise applicable GAAP." However, the requirement of 12(b) is that the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles. Therefore, it would appear that your
Series A Preferred Stock does, in fact, meet the criteria in paragraph 12(b). Therefore, as previously requested please tell us how you considered the guidance in paragraphs 12-16 of SFAS 133 in determining whether the conversion feature embedded in your preferred stock meets the definition of a derivative instrument that should be bifurcated and accounted for at fair value.
14. We note your response to comment 17. In your response you acknowledged that your preferred stock contained a beneficial conversion feature. If your analysis under comment 13 above determines that the conversion feature in your preferred stock did not require bifurcation under SFAS 133, please advise us as follows:

* Tell us how you considered the guidance in paragraph 13 of APB
20
in determining whether your lack of recognition of a beneficial conversion feature represents an error in previously issued financial statements.

* Tell us how you considered the guidance in 17 - 26 of APB 9 in determining whether the correction of this error would require you to restate prior period financial statements.

* Tell us how you determined $5.75 to be the fair value per common share for purposes of determining the beneficial conversion feature.
Advise us as to which date you are using to determine the fair value
per share.
15. We note your response to comment 19.  In your response you stated
that you do not believe that your warrants meet the conditions in paragraph 6(c) of SFAS 133 because the terms do not permit net settlement. For each warrant issuance, please provide us with a detailed analysis of how you determined that the contracts did not require or permit net settlement based on the criteria outlined in paragraph 9 of SFAS 133. For example, in response to comment 18 you stated that the 227,500 warrants issued in 2005 contained a
cashless
exercise feature.  As a cashless exercise feature permits the holder
to exercise the warrant without paying the exercise price in cash
and
instead receive the intrinsic value in an equivalent number of shares, this feature is a net settlement alternative.
16. We note your responses to comment 20.  In your response you state
that the contract permits settlement in unregistered shares under the
assumption that "the issuer effectively controls the conditions for
registration of shares related to settlement." This statement directly conflicts with the first sentence in paragraph 14 of EITF 00-19 that states that "the events or actions necessary to deliver
registered shares are not controlled by a company."   For each
warrant issuance, please provide us with a detailed analysis of how determined that ALL of the conditions for equity classification in EITF 00-19 have been met. When discussing each criterion, please describe the pertinent terms of each contract.

Note 7: Credit Line with Universal Finanz Holding Co., page F-13
17. We note your response to comment 21.  Please revise your filing
to disclose that no amounts were outstanding under the credit lines
as of December 31, 2005.
*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Margaret Fitzgerald, Staff Accountant, at
(202)
551-3556 or me at (202) 551-3426 if you have questions regarding these comments.


      Sincerely,



      Angela Connell
      Senior Accountant


Vishal Garg
MRU Holdings, Inc.
April 14, 2006
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